Exhibit 99.2

Sea Limited Prices Offering of US$1 Billion Convertible Notes

Singapore, November 14 , 2019 — Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced the pricing of its previously announced offering of US$1 billion in aggregate principal amount of convertible senior notes due 2024 (the “Notes”). The Company has granted the initial purchaser a 13-day option to purchase up to an additional US$150 million principal amount of Notes. The Company plans to use a portion of the net proceeds from this offering to pay the cost of the capped call transactions described below, and to use the remainder of the net proceeds for business expansion and other general corporate purposes, including potential strategic investments and acquisitions. An entity affiliated with one of the Company’s directors is expected to purchase up to US$100 million principal amount of the Notes in the offering on the same terms as the other Notes being offered.

The Notes will be senior, unsecured obligations of the Company, bearing interest at a rate of 1.00% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2020. The Notes will mature on December 1, 2024 unless redeemed, repurchased or converted prior to such date. Prior to the close of business on the business day immediately preceding June 1, 2024, the Notes will be convertible at the option of the holders only upon satisfaction of certain conditions and during certain periods. Thereafter, the Notes will be convertible at the option of the holders at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, the Notes may be settled in American depositary shares (“ADSs”) (each representing one Class A ordinary share of the Company), cash or a combination of cash and ADSs, at the Company’s election. The initial conversion rate of the Notes is 19.9475 ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$50.13 per ADS and represents a conversion premium of approximately 42.5% above the closing price of the Company’s ADSs on November 13, 2019, which was US$35.18 per ADS). The conversion rate is subject to adjustment upon the occurrence of certain events.

On or after December 2, 2022, the Company may redeem for cash all or any part of the Notes, if the last reported sale price of the ADSs has been at least 130% of the conversion price for the Notes then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (“Optional Redemption”). The Company may also redeem for cash all but not part of the Notes at any time if less than US$75 million aggregate principal amount of Notes remains outstanding at such time (“Cleanup Redemption”). In addition, the Company may redeem all but not part of the Notes in the event of certain changes in the tax laws (“Tax Redemption”).

In addition, holders of the Notes will have the right to require the Company to repurchase all or part of their Notes upon occurrence of certain events that constitute a fundamental change. In connection with certain corporate events or if the Company issues a notice of Optional Redemption, Cleanup Redemption or Tax Redemption, it will, under certain circumstances, increase the conversion rate for holders who elect to convert their Notes in connection with such corporate event or such Optional Redemption, Cleanup Redemption or Tax Redemption.

In connection with the pricing of the Notes, the Company has entered into capped call transactions with the initial purchaser (or its affiliates) and/or one or more other financial institutions (the “Option Counterparties”). These capped call transactions are generally expected to reduce the potential dilution with respect to the ADSs and the Class A ordinary shares of the Company upon conversion of the Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes, as the case may be, upon any conversion of the Notes, with such reduction of potential dilution or offset of cash payments, as the case may be, subject to a cap based on the cap price of the capped call transactions. The cap price of the capped call transactions will initially be US$70.36 per ADS, which represents an approximately 100% premium over the closing price of the Company’s ADSs on November 13, 2019, and is subject to certain adjustments under the terms of the capped call transactions.  If the initial purchaser exercises its option to purchase additional Notes, the Company expects to use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions.

The Company has been advised that, in connection with establishing their initial hedge positions with respect to the capped call transactions, the Option Counterparties or their respective affiliates expect to purchase the ADSs and/or enter into various derivative transactions with respect to the ADSs concurrently with, or shortly after, the pricing of the Notes. These hedging activities could increase (or reduce the size of any decrease in) the market price of the ADSs or the Notes at that time. In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the ADSs and/or purchasing or selling the ADSs or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes. The Option Counterparties may engage in such activity during any observation period relating to a conversion of the Notes prior to June 1, 2024, and the Option Counterparties are likely to engage in market activity during any observation period relating to a conversion of the Notes on or after June 1, 2024. This activity could also cause or avoid an increase or a decrease in the market price of the ADSs or the Notes, which could affect the ability of holders to convert their Notes and, to the extent the activity occurs during any observation period related to a conversion of the Notes, it could affect the number of ADSs and value of the consideration that holders will receive upon conversion of their Notes.

The Company expects to close the Notes offering on or about November 18, 2019, subject to the satisfaction of customary closing conditions.

The Notes and ADSs deliverable upon conversion of the Notes, and Class A ordinary shares of the Company represented thereby, have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the Notes, ADSs and Class A ordinary shares of the Company in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offering of the Notes, and there can be no assurance that the offering will be completed.

For further information, please contact:

Investors / analysts: ir@seagroup.com
Media: media@seagroup.com

About Sea Limited
Sea’s mission is to better the lives of the consumers and small businesses of our region with technology. Our region includes the key markets of Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore. Sea operates three businesses across digital entertainment, e-commerce, and digital financial services, known as Garena, Shopee, and AirPay, respectively.

Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Sea may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All information provided in this press release is as of the date of the issuance, and the Company assumes no obligation to update the forward-looking statements in this press release and elsewhere except as required under applicable law. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Sea’s annual report on Form 20-F for the fiscal year ended December 31, 2018 and other filings with the Securities and Exchange Commission.